TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION

                        Filed by General Motors Corporation (GM)
                        Subject Company - General Motors Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Reference made in the following are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.

                              * * * * * * * * *

The following is a press release, regarding the exchange offer, issued in Switzerland on April 27, 2000 in the French language:

GENERAL MOTORS CORPORATION
Detroit, Michigan, und New York, New York, USA

Certificats suisses - n(degree)de valeur 933'263 / ISIN CH0009332633

OFFRE D'ECHANGE (valable jusqu'au 19 mai 2000)

Dans le cadre d'un rachat d'actions ordinaires GM d'une valeur nominale de USD 12/3 par echange contre env. USD 9 milliards en actions ordinaires GM Class H, General Motors Corporation (GM) offre aux detenteurs d'actions ordinaires la possibilite d'echanger leurs actions en rapport 1,065 nouvelles actions ordinaires Class H pour chaque action ordinaire de USD 12/3 nom. validement apportee. Si plus de 86'396'977 actions ordinaires etaient presentees validement a l'offre, l'echange aura lieu sur une base prorata. Les fractions revenant de l'operation seront indemnisees en numeraire. L'offre est soumise a plusieurs conditions. GM a le droit de retirer son offre ou d'en modifier en tout moment les conditions.

Les detenteurs des certificats suisses GM enregistres au nom de SNOC qui desirent apporter leurs actions a l'echange sont pries de remettre les certificats a leur banque, en lui indiquant ou, aux Etats-Unis, il faut mettre a disposition les nouvelles actions GM Class H.

Les actionnaires recevront de leur banque depositaire de plus amples renseignements concernant les conditions de l'offre d'echange. Il est en outre possible de commander sans frais, aupres de Credit Suisse First Boston, Corporate Actions, PSOV 75, 8070 Zurich, un prospectus a ce sujet en anglais. GM recommande de lire de pres ce prospectus. Pour obtenir plus d'information sur l'offre d'echange, les actionnaires peuvent consulter le website de la SEC (www.sec.gov) ou celui de GM (www.gm.com).

par ordre

CREDIT SUISSE FIRST BOSTON

le 27 avril 2000

                                * * * * * * * * *

The following is a press release, regarding the exchange offer, issued in Switzerland on April 27, 2000 in the German language:

GENERAL MOTORS CORPORATION
Detroit, Michigan, und New York, New York, USA

Schweizer Zertifikate - Valoren-Nr. 933'263 / ISIN CH0009332633

UMTAUSCH-OFFERTE   (gultig bis 19. Mai 2000)

Im Rahmen eines Ruckkaufes von GM-Stammaktien von $ 1 2/3 Nominalwert im Umtausch gegen ca. $ 9 Mia. von GM Class H Stammaktien unterbreitet General Motors Corporation (GM) den Stammaktionaren die Offerte, ihre Aktien im Verhaltnis 1,065 neue Class H Stammaktien (Valoren Nr. 834'871) fur jede gultig angediente Stammaktie von $ 1-2/3 Nominalwert (Valoren Nr. 933'263) zu tauschen. Sollten mehr als 86'396'977 Stammaktien zur Offerte gultig angemeldet werden erfolgt der Umtausch auf einer pro rata Basis. Entstehende Fraktionen werden in bar abgegolten . Die Offerte ist an verschiedene Bedingungen geknupft. GM steht das Recht zu, die Angebotsbedingungen jederzeit zu andern oder die Offerte zuruckzuziehen.

Inhaber von auf den Namen SNOC eingetragenen GM - Schweizer Zertifikaten,die ihre Aktien zum Umtausch anmelden wollen sind gebeten, die Zertifikate ihrer Bank mit Instruktionen, wo die neuen GM Class H - Aktien in den USA zur Verfugung gestellt werden sollen, einzureichen.

Einzelheiten zu den Bedingungen des Umtauschangebotes werden den Aktionaren uber ihre Depotbank mitgeteilt und konnen ausserdem einem Prospekt in englischer Sprache, der bei Credit Suisse First Boston, Corporate Actions, PSOV 75, 8070 Zurich kostenfrei angefordert werden kann, entnommen werden.


GM empfiehlt, diesen Prospekt zu lesen. Zusatzlich konnen Aktionare weitere das Umtauschangebot betreffende Informationen von der Web Site der SEC (www.sec.gov) oder von der GM Web Site (www.gm.com) erhalten.

Im Auftrag


CREDIT SUISSE FIRST BOSTON

27. April 2000

                                * * * * * * * * *

The following is an addition, first used on April 27, 2000, to a script to answer questions from stockholders:

Q. As a participant in a GM or a GM-affiliated savings plan, why am I not eligible for the preferential treatment that odd-lot holders receive?
A. A term of the exchange offer is that holders of an aggregate of less than 100 shares of $1-2/3 par value common stock who validly tender all of their shares will not be subject to proration if the exchange offer is oversubscribed. As a participant in one of the savings plans, this term does not apply to you as you do not hold shares directly but rather hold units which represent your interests in shares. The trustee of your savings plan is the actual holder of the shares and the preferential treatment for odd-lots would apply to them, however, as of April 20, 2000, none of such plans held less than 100 shares and we currently expect that all such plans will continue to hold more than 100 shares during the exchange offer period.

Q. What is "when issued" trading and will it apply to the exchange offer?
A. "When issued" trading is trading of shares that have not been issued yet (i.e., the new shares that will be issued in connection with the exchange offer). "When issued" trading allows investors to agree now to buy or sell Class H stock once the exchange offer is completed. A buyer of a "when issued" share is entitled to delivery of a Class H share following the exchange offer while a seller of a "when issued" share is obligated to deliver a Class H share following the exchange. The NYSE announced on April
   26, 2000 that it would make a market for "when issued" trading in Class H stock from May 1 until May 19. The "when issued" trades will all be settled following the exchange offer, although the specific settlement date has yet to be announced.

      GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, as well as the other documents which General Motors has filed with the SEC, because they contain certain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC's web site at www.sec.gov, at General Motors' website at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy(MC 480-000-FC1), Madison Heights, Michigan 48071, telephone: (313)667-1500, menu option #2. This communication shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.


                              * * * * * * * * *


The following  information  appears on the GM website at www.gm.com:

INVESTOR INFORMATION:
NEW FEATURES ON THIS SITE:

Get the facts about the GM $1-2/3- GM Class H Share Exchange.

FOR STOCKHOLDERS:

GM $1-2/3 --GM Class H Share Exchange:Read news releases and frequently asked questions related to GM's proposed plans to repurchase GM $1-2/3 stock in exchange for $9 billion of Class H stock and contribute $7 billion of Class H stock to its benefit plans.

GM $1-2/3-- GM CLASS H SHARE EXCHANGE
On February 1, the GM Board of Directors approved a restructuring of GM's economic interest in Hughes Electronics, which included an offer to its current shareholders to repurchase GM $1-2/3 stock in exchange for approximately $8 billion of Class H stock and contributions of approximately $7 billion of Class H stock to GM benefit plans. In March, the Board authorized an increase in the amount of the share exchange to $9 billion to offset new stock issuances being used to finance the acquisition of a 20% stake in Fiat Auto.
The following provides additional information on this announcement: [includes and will include links to the text of materials previously filed with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933, as amended, each containing the legend required under Rule 425.]